UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

August 08, 2017

Commission File Number 001-33725

Textainer Group Holdings Limited

(Translation of Registrant’s name into English)

Century House

16 Par-La-Ville Road

Hamilton HM 08

Bermuda

(441) 296-2500

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒     Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes   ☐     No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

This report contains a copy of the press release entitled “Textainer Group Holdings Limited Reports Second-Quarter Results,” dated August 8, 2017.

Exhibit

1.	Press Release dated August 8, 2017

Textainer Group Holdings Limited

Reports Second-Quarter Results

HAMILTON, Bermuda – (BUSINESS WIRE) – August 8, 2017 – Textainer Group Holdings Limited (NYSE: TGH) (“Textainer”, “the Company”, “we” and “our”), one of the world’s largest lessors of intermodal containers, reported second-quarter 2017 results.

Financial and Business Summaries

•	Lease rental income increased $1.2 million (or one percent) from the prior quarter to $108.8 million for the quarter;
•	Gains on sale of containers, net increased $1.8 million (or 45 percent) from the prior quarter to $5.9 million (or $0.10 per diluted common share) for the quarter;
•	Container impairments declined $3.1 million (or 81 percent) from the prior quarter to $0.7 million (or $0.01 per diluted common share) for the quarter;
•	Adjusted EBITDA(1) of $91.2 million for the quarter, an increase of $9.1 million (or 11 percent) from the prior quarter;
•

Net loss attributable to Textainer Group Holdings Limited common shareholders of $9.4 million for the quarter, or $0.16 per diluted common share, an increase of $2.4 million (or 34 percent) from the prior quarter mainly due from the write-off of unamortized deferred debt issuance costs and bond discounts;

•	Adjusted net loss(1) of $1.2 million for the quarter, or $0.02 per diluted common share, an improvement of $7.9 million (or 87 percent) from the prior quarter;
•	Utilization averaged 96.3 percent for the quarter and is currently at 96.6 percent, an improvement of 160 basis point over the prior quarter average; and
•	Approximately $275 million of capex year-to-date in 2017.

“We continue to see strong improvement in container leasing market conditions with a quarter-to-quarter increase in lease revenue, decrease in direct container expense, reduction in container impairments and increase in gains on container sales.  New container prices were around $2,150 per CEU during the quarter while used containers prices continued to increase. Our utilization continues to improve as we lease out new-build and depot inventory,” stated Philip K. Brewer, President and Chief Executive Officer of Textainer Group Holdings Limited.

“Notwithstanding these very positive developments, the impact of writing off several one-time items related to our refinancing activity and non-cash GAAP tax expense, resulted in our reporting GAAP net loss in the second quarter.  However, we project that we will return to profitability during the second half of this year.”

“Due to the need to recover Hanjin containers and financing limitations, our investment in new containers was extremely limited during the first quarter.  During the second quarter we raised $920 million to pay down existing term debt and bank facilities, enabling us to free up liquidity and acquire new containers. We have invested approximately $275 million year-to-date under very attractive lease terms with initial yields above 12% and our low leverage gives us the flexibility to continue investing. These investments combined with on-going lease-outs of depot and ex-Hanjin containers will continue to improve our earnings going forward.”

“A week ago, we were very pleased to assume the management of 182,000 TEU fleet of containers from Magellan Maritime Services GmbH. We were able to complete this integration within three weeks, again demonstrating Textainer’s expertise at container management,” concluded Mr. Brewer.

Key Financial Information (in thousands except for per share and TEU amounts):

	QTD			YTD
	Q2 2017	Q1 2017	Q2 2016 (*)	Q2 2017	Q2 2016 (*)
Lease rental income	$108,779	$107,617	$120,465	$216,396	$242,813
Total revenues	$119,247	$116,687	$127,041	$235,934	$255,661
Income from operations	$33,512	$20,039	$26,398	$53,551	$55,772
Net loss attributable to Textainer Group Holdings Limited common shareholders	$(9,353)	$(6,974)	$(1,879)	$(16,327)	$(5,616)
Net loss attributable to Textainer Group Holdings Limited common shareholders per diluted common share	$(0.16)	$(0.12)	$(0.03)	$(0.29)	$(0.10)
Adjusted net (loss) income (1)	$(1,195)	$(9,067)	$2,537	$(10,262)	$8,559
Adjusted net (loss) income per diluted common share (1)	$(0.02)	$(0.16)	$0.04	$(0.18)	$0.15
Adjusted EBITDA (1)	$91,210	$82,112	$95,214	$173,322	$191,449
Average fleet utilization	96.3%	95.0%	94.7%	95.7%	94.6%
Total fleet size at end of period (TEU)	2,992,040	3,054,198	3,195,378
Owned percentage of total fleet at end of period	81.3%	81.3%	81.0%

(*) Certain amounts for the period ended June 30, 2016 have been restated for immaterial corrections of identified errors pertaining to the classification of certain leases and to reverse gains on sale of containers, net that were deemed uncollectible.

“Adjusted net (loss) income” and “adjusted EBITDA” are Non-GAAP Measures that are reconciled to GAAP measures in footnote 1. “Adjusted net (loss) income” is defined as net (loss) income attributable to Textainer Group Holdings Limited common shareholders before charges to write-off of unamortized deferred debt issuance costs and bond discounts, unrealized losses (gains) on interest rate swaps, collars and caps, net and the related impact of reconciling items on income tax expense and net (loss) income attributable to the non-controlling interests (“NCI”). “Adjusted EBITDA” is defined as net loss attributable to Textainer Group Holdings Limited common shareholders before interest income and expense, the write-off of unamortized deferred debt issuance costs and bond discounts, realized and unrealized losses (gains) on interest rate swaps, collars and caps, net, income tax expense, net (loss) income attributable to the NCI, depreciation expense, container impairment, amortization expense and the related impact of reconciling items on net loss attributable to the NCI. Footnote 1 provides certain qualifications and limitations on the use of Non-GAAP Measures.

Second-Quarter Results

Lease rental income decreased $11.7 million from the prior year comparable period. The decrease was due to a decrease in average rental rates and lost revenue from the Hanjin bankruptcy, partially offset by higher utilization.

Gains on sale of containers, net was $5.9 million for the current quarter compared to $0.2 million for the prior year quarter; the $5.7 million increase was primarily due to an increase in average sales proceeds per unit, partially offset by a decrease in volume of sales. Container impairments decreased $18.8 million from the prior year quarter primarily due to a decrease in the volume of containers designated for disposal, an increase in used container prices and a $4.9 million reversal of previous recorded impairments on containers held for sale due to rising used container prices during the second quarter 2017, partially offset by a $3.7 million impairment for containers that were unlikely recoverable from lessees in default.

Textainer’s second quarter results were adversely impacted by an increase in depreciation expense of $7.9 million from the prior year comparable period primarily due to a decrease in residual values effective July 1, 2016, partially offset by an increase in useful lives also effective July 1, 2016 and a decrease in our owned fleet size excluding fully depreciated containers. Interest expense, including realized losses on interest rate swaps, collars and caps, net, increased $7.5 million from the prior year quarter due to a 108 basis point increase in our effective interest rate.

“Our average effective interest rate increased 108 basis points when compared to the year-ago quarter.  Approximately 60 basis points of the increase was due to increased spreads following our financing amendments as several below market rate facilities were repriced to align with current market rates for container lessors.  Additionally, we have incremental fees because of our financing activity and changes to LIBOR, offset by a hedging benefit.  Several below-market rate facilities being repriced as a part of the amendment process to align with current market rates. Our effective rate remained relatively flat versus first quarter of this year and we are working to improve our funding costs going forward,” commented Hilliard C. Terry, III, Executive Vice President and Chief Financial Officer of Textainer Group Holdings Limited.

“During the quarter, we completed two asset-backed notes issuances totaling $920 million.  Both were well received by fixed income investors and oversubscribed by as much as six times.  As a result, we were able to tighten pricing versus other recent issuances by competitors. The offerings achieved several milestones in the container ABS markets: the largest container issuance in over a decade and the largest annual issuance for any issuer in the container ABS market.  Our financings position us to take advantage of the attractive leasing returns we are seeing in our market,” concluded Mr. Terry.

In addition to the above-mentioned factors, Textainer’s second quarter results were also negatively impacted by an increase of $4.0 million in income tax expense from the prior year quarter primarily due to a higher than forecasted percentage of our business occurring in the United States relative to other regions.

Outlook

“New container prices have not only remained stable but seem likely to increase in the coming months due to production constraints resulting from the challenges of using waterborne paint during the winter months and increases in component costs.  For these reasons, we are optimistic. Used container prices have increased 85% since the low point in August 2016 and are now at levels significantly above the residual values we use for depreciation purposes,” stated Mr. Brewer.

“We are excited about our outlook; the lease-out market is strong and a number of sustainable trends appear to be in place for this strength to persist.  Production capacity is limited, new container and depot inventories are very low, utilization is high for all container lessors, and lessors are purchasing more than half of all new production.  The financial performance of shipping lines is improving but they remain somewhat capital constrained and are viewing leasing favorably.  Our high utilization and attractive used container prices should ensure gains on sale continue in the coming quarters and we expect direct costs to further reduce as storage and handling expenses continue to benefit from high utilization.”

Should current market conditions continue going forward, we project our revenue to increase significantly due to the repricing of maturing leases which are at rates well below the current market. We believe that these positive changes and trends, especially the future impact of lease repricing, may not be recognized by the market,” concluded Mr. Brewer.

Investors’ Conference Call and Webcast

Textainer will hold a conference call and a Webcast at 11:00 am EDT on Thursday, August 8, 2017 to discuss Textainer’s second quarter 2017 results. An archive of the Webcast will be available one hour after the live call through August 8, 2018. For callers in the U.S. the dial-in number for the conference call is 1-888-895-5271; for callers outside the U.S. the dial-in number for the conference call is 1-847-619-6547. The participant passcode for both dial-in numbers is 45276645. To access the live Webcast or archive, please visit Textainer’s Investor Relations website at http://investor.textainer.com.

About Textainer Group Holdings Limited

Textainer has operated since 1979 and is one of the world’s largest lessors of intermodal containers with a total of 2.0 million containers representing 3.0 million TEU in our owned and managed fleet. We lease containers to approximately 300 customers, including all of the world’s leading international shipping lines, and other lessees. Our fleet consists of standard dry freight, dry freight specials, and refrigerated intermodal containers. We also lease tank containers through our relationship with Trifleet Leasing and are the primary supplier of containers to the U.S. Military. Textainer is one of the largest and most reliable suppliers of new and used containers. In addition to selling older containers from our lease fleet, we buy older containers from our shipping line customers for trading and resale. We sold an average of more than 120,000 containers per year for the last five years to more than 1,400 customers making us one of the largest sellers of used containers. Textainer operates via a network of 14 offices and approximately 500 depots worldwide.

Important Cautionary Information Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of U.S. securities laws. Forward-looking statements include statements that are not statements of historical facts and include, without limitation, statements regarding: (i) Textainer’s expectation that it will return to profitability during the second half of this year; (ii) Textainer’s expectation that its new container investments combined with on-going-lease-outs of depot and ex-Hanjin containers will continue to improve its earnings going forward; (iii) Textainer’s belief that new container prices have not only remained stable but seem likely to increase in the coming months due to production constraints resulting from the challenges of using waterborne paint during the winter months and increases in component costs; (iv) Textainer’s expectation that its high utilization and attractive used container prices should ensure gains on sale continue in the coming quarters and direct costs to further reduce as storage and handling expense continue to benefit from high utilization; (v) Textainer’s expectation that should current market conditions continue going forward, its revenue will increase due to the repricing of maturing leases which are at rates well below the current market; and (vi) Textainer’s belief that the positive changes and trends, especially the future impact of lease repricing, may not be recognized by the market. Readers are cautioned that these forward-looking statements involve risks and uncertainties, are only predictions and may differ materially from actual future events or results. These risks and uncertainties include, without limitation, the following items that could materially and negatively impact our business, results of operations, cash flows, financial condition and future prospects: any deceleration or reversal of the current domestic and global economic conditions; lease rates may decrease and lessees may default, which could decrease revenue and increase storage, repositioning, collection and recovery expenses; the demand for leased containers depends on many political and economic factors and is tied to international trade and if demand decreases due to increased barriers to trade or political or economic factors, or for other reasons, it reduces demand for intermodal container leasing; as we increase the number of containers in our owned fleet, we increase our capital at risk and may need to incur more debt, which could result in financial instability; Textainer faces extensive competition in the container leasing industry which tends to depress returns; the international nature of the container shipping industry exposes Textainer to numerous risks; gains and losses associated with the disposition of used equipment may fluctuate; our indebtedness reduces our financial flexibility and could impede our ability to operate; and other risks and uncertainties, including those set forth in Textainer’s filings with the Securities and Exchange Commission. For a discussion of some of these risks and uncertainties, see Item 3 “Key Information— Risk Factors” in Textainer’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 27, 2017.

Textainer’s views, estimates, plans and outlook as described within this document may change subsequent to the release of this press release. Textainer is under no obligation to modify or update any or all of the statements it has made herein despite any subsequent changes Textainer may make in its views, estimates, plans or outlook for the future.

Contact:

Textainer Group Holdings Limited

Hilliard C. Terry, III

Executive Vice President and Chief Financial Officer

Phone: +1 (415) 658-8214

ir@textainer.com

###

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Condensed Consolidated Statements of Comprehensive Loss

Three and Six Months Ended June 30, 2017 and 2016

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

	Three Months Ended June 30,				Six Months Ended June 30,
	2017		2016 (1)		2017		2016 (1)
Revenues:
Lease rental income		$108,779		$120,465		$216,396		$242,813
Management fees		3,534		3,294		6,756		6,638
Trading container sales proceeds		1,052		3,062		2,852		4,964
Gains on sale of containers, net		5,882		220		9,930		1,246
Total revenues		119,247		127,041		235,934		255,661
Operating expenses:
Direct container expense		14,889		14,549		34,548		29,178
Cost of trading containers sold		716		3,614		2,005		6,258
Depreciation expense		59,644		51,783		120,252		104,394
Container impairment		714		19,484		4,525		36,776
Amortization expense		948		1,372		1,896		2,746
General and administrative expense		7,309		6,599		14,654		13,765
Short-term incentive compensation expense (benefit)		2		(93)		1,362		680
Long-term incentive compensation expense		1,405		1,498		2,781		3,106
Bad debt expense, net		108		1,837		360		2,986
Total operating expenses		85,735		100,643		182,383		199,889
Income from operations		33,512		26,398		53,551		55,772
Other (expense) income:
Interest expense		(29,404)		(20,022)		(58,317)		(39,987)
Write-off of unamortized deferred debt issuance costs and bond discounts		(7,228)		-		(7,228)		-
Interest income		89		103		217		179
Realized losses on interest rate swaps, collars and caps, net		(479)		(2,378)		(1,641)		(4,731)
Unrealized (losses) gains on interest rate swaps, collars and caps, net		(1,232)		(5,022)		1,062		(16,199)
Other, net		17		3		3		(5)
Net other expense		(38,237)		(27,316)		(65,904)		(60,743)
Loss before income tax and noncontrolling interests		(4,725)		(918)		(12,353)		(4,971)
Income tax expense		(4,767)		(797)		(5,214)		(817)
Net loss		(9,492)		(1,715)		(17,567)		(5,788)
Less: Net loss (income) attributable to the noncontrolling interests	139		(164)		1,240		172
Net loss attributable to Textainer Group Holdings Limited common shareholders	$(9,353)		$(1,879)		$(16,327)		$(5,616)
Net loss attributable to Textainer Group Holdings Limited common shareholders per share:
Basic	$(0.16)		$(0.03)		$(0.29)		$(0.10)
Diluted	$(0.16)		$(0.03)		$(0.29)		$(0.10)
Weighted average shares outstanding (in thousands):
Basic	56,803		56,580		56,797		56,575
Diluted	56,803		56,580		56,797		56,575
Other comprehensive loss:
Foreign currency translation adjustments		64		111		96		(2)
Comprehensive loss		(9,428)		(1,604)		(17,471)		(5,790)
Comprehensive loss attributable to the noncontrolling interests		139		(164)		1,240		172
Comprehensive loss attributable to Textainer Group Holdings Limited common shareholders		$(9,289)		$(1,768)		$(16,231)		$(5,618)

(1) Certain amounts for the periods ended June 30, 2016 have been restated for immaterial corrections of identified errors pertaining to the classification of certain leases and the calculation of gains on sale of containers, net.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Condensed Consolidated Balance Sheets

June 30, 2017 and December 31, 2016

(Unaudited)

(All currency expressed in United States dollars in thousands)

	2017	2016 (1)
Assets
Current assets:
Cash and cash equivalents	$138,727	$84,045
Accounts receivable, net of allowance for doubtful accounts of $28,648 and $31,844 in 2017 and 2016, respectively	72,892	76,547
Net investment in direct financing and sales-type leases	56,568	64,951
Trading containers	3,165	4,363
Containers held for sale	32,856	25,513
Prepaid expenses and other current assets	12,915	13,584
Insurance receivable	25,162	44,785
Due from affiliates, net	1,091	869
Total current assets	343,376	314,657
Restricted cash	86,414	58,078
Containers, net of accumulated depreciation of $1,084,766 and $990,784 at 2017 and 2016, respectively	3,553,155	3,717,542
Net investment in direct financing and sales-type leases	152,073	172,283
Fixed assets, net of accumulated depreciation of $10,513 and $10,136 at 2017 and 2016, respectively	1,741	1,993
Intangible assets, net of accumulated amortization of $42,658 and $40,762 at 2017 and 2016, respectively	13,301	15,197
Interest rate swaps, collars and caps	5,113	4,816
Deferred taxes	1,389	1,385
Other assets	6,749	8,075
Total assets	$4,163,311	$4,294,026
Liabilities and Equity
Current liabilities:
Accounts payable	$8,552	$12,060
Accrued expenses	15,381	9,721
Container contracts payable	5,432	11,990
Other liabilities	250	265
Due to owners, net	10,564	18,132
Debt, net of unamortized deferred financing costs of $5,562 and $6,137 at 2017 and 2016, respectively	266,625	205,081
Total current liabilities	306,804	257,249
Debt, net of unamortized deferred financing costs of $17,437 and $10,267 at 2017 and 2016, respectively	2,663,559	2,833,216
Interest rate swaps, collars and caps	439	1,204
Income tax payable	8,787	9,076
Deferred taxes	11,183	6,237
Other liabilities	2,141	2,259
Total liabilities	2,992,913	3,109,241
Equity:
Textainer Group Holdings Limited shareholders’ equity:
Common shares, $0.01 par value. Authorized 140,000,000 shares; 57,443,680 shares issued and 56,813,680 shares outstanding at 2017; 57,417,119 shares issued and 56,787,119 shares outstanding at 2016	575	575
Additional paid-in capital	393,864	390,780
Treasury shares, at cost, 630,000 shares	(9,149)	(9,149)
Accumulated other comprehensive income	(420)	(516)
Retained earnings	727,909	744,236
Total Textainer Group Holdings Limited shareholders’ equity	1,112,779	1,125,926
Noncontrolling interest	57,619	58,859
Total equity	1,170,398	1,184,785
Total liabilities and equity	$4,163,311	$4,294,026

(1) Certain amounts as of December 31, 2016 have been restated for immaterial corrections related to the calculation of gains on sale of containers, net, to properly account for lease concessions and to reclassify debt balances to conform with the 2017 presentation.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Condensed Consolidated Statements of Cash Flows

Six Months Ended June 30, 2017 and 2016

(Unaudited)

(All currency expressed in United States dollars in thousands)

	2017	2016 (1)
Cash flows from operating activities:
Net loss	$(17,567)	$(5,788)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation expense	120,252	104,394
Container impairment	4,525	36,776
Bad debt expense, net	360	2,986
Unrealized (gains) losses on interest rate swaps, collars and caps, net	(1,062)	16,199
Amortization and write-off of unamortized deferred debt issuance costs and accretion of bond discount	14,970	3,765
Amortization of intangible assets	1,896	2,746
Gains on sale of containers, net	(9,930)	(1,246)
Share-based compensation expense	3,084	3,423
Changes in operating assets and liabilities	1,008	(18,767)
Total adjustments	135,103	150,276
Net cash provided by operating activities	117,536	144,488
Cash flows from investing activities:
Purchase of containers and fixed assets	(24,994)	(228,073)
Proceeds from sale of containers and fixed assets	66,049	61,154
Receipt of payments on direct financing and sales-type leases, net of income earned	32,999	46,318
Insurance proceeds received for unrecoverable containers	13,801	5,500
Net cash provided by (used in) investing activities	87,855	(115,101)
Cash flows from financing activities:
Proceeds from debt	1,356,000	193,000
Principal payments on debt	(1,458,201)	(203,837)
Debt issuance costs	(20,268)	(1,550)
Net tax benefit from share-based compensation awards	—	(110)
Dividends paid to Textainer Group Holdings Limited shareholders	—	(27,058)
Net cash used in financing activities	(122,469)	(39,555)
Effect of exchange rate changes	96	(2)
Net increase (decrease) in cash, cash equivalents and restricted cash	83,018	(10,170)
Cash, cash equivalents and restricted cash, beginning of the year	142,123	149,511
Cash, cash equivalents and restricted cash, end of the period	$225,141	$139,341

(1) Certain amounts for the period ended June 30, 2016 have been restated for immaterial corrections of identified errors pertaining to the classification of certain leases, the calculation of gains on sale of containers, net, to reclassify debt balances in order to conform with the 2017 presentation and for the adoption of Accounting Standards Update No. 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments and Accounting Standards Update No. 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Reconciliation of GAAP financial measures to non-GAAP financial measures

Three and Six Months Ended June 30, 2017 and 2016

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

(1)

The following is a reconciliation of certain GAAP measures to non-GAAP financial measures (such items listed in (a) to (d) below and defined as “Non-GAAP Measures”) for the three and six months ended June 30, 2017 and 2016, including:

(a)

net loss attributable to Textainer Group Holdings Limited common shareholders to adjusted EBITDA (Adjusted EBITDA defined as net loss attributable to Textainer Group Holdings Limited common shareholders before interest income and expense, realized and unrealized losses (gains) on interest rate swaps, collars and caps, net, income tax expense, net (loss) income attributable to the noncontrolling interests (“NCI”), depreciation expense, container impairment, amortization expense and the related impact of reconciling items on net loss attributable to the NCI);

(b)	net cash provided by operating activities to Adjusted EBITDA;
(c)

net loss attributable to Textainer Group Holdings Limited common shareholders to adjusted net (loss) income (defined as net loss attributable to Textainer Group Holdings Limited common shareholders before the write-off of unamortized deferred debt issuance costs and bond discounts, unrealized losses (gains) on interest rate swaps, collars and caps, net, the related impact of reconciling items on income tax expense and net (loss) income attributable to the NCI); and

(d)

net loss attributable to Textainer Group Holdings Limited common shareholders per diluted common share to adjusted net (loss) income per diluted common share (defined as net loss (income) attributable to Textainer Group Holdings Limited common shareholders per diluted common share before the write-off of unamortized deferred debt issuance costs and bond discounts, unrealized losses (gains) on interest rate swaps, collars and caps, net, the related impact of reconciling items on income tax expense and net (loss) income attributable to the NCI).

Non-GAAP Measures are not financial measures calculated in accordance with U.S. generally accepted accounting principles (“GAAP”) and should not be considered as an alternative to net loss, income from operations or any other performance measures derived in accordance with GAAP or as an alternative to cash flows from operating activities as a measure of our liquidity. Non-GAAP Measures are presented solely as supplemental disclosures. Management believes that adjusted EBITDA may be a useful performance measure that is widely used within our industry and adjusted net (loss) income may be a useful performance measure because Textainer intends to hold its interest rate swaps, collars and caps until maturity and over the life of an interest rate swap, collar or cap the unrealized losses (gains) will net to zero. Adjusted EBITDA is not calculated in the same manner by all companies and, accordingly, may not be an appropriate measure for comparison.

Management also believes that adjusted net income and adjusted net (loss) income per diluted common share are useful in evaluating our operating performance because unrealized losses (gains) on interest rate swaps, collars and caps, net is a noncash, non-operating item. We believe Non-GAAP Measures provide useful information on our earnings from ongoing operations. We believe that adjusted EBITDA provides useful information on our ability to service our long-term debt and other fixed obligations and on our ability to fund our expected growth with internally generated funds. Non-GAAP Measures have limitations as analytical tools, and you should not consider either of them in isolation, or as a substitute for analysis of our operating results or cash flows as reported under GAAP. Some of these limitations are:

•	They do not reflect our cash expenditures, or future requirements, for capital expenditures or contractual commitments;
•	They do not reflect changes in, or cash requirements for, our working capital needs;
•	Adjusted EBITDA does not reflect interest expense or cash requirements necessary to service interest or principal payments on our debt;
•

Although depreciation expense and container impairment is a noncash charge, the assets being depreciated may be replaced in the future, and neither adjusted EBITDA, adjusted net (loss) income or adjusted net (loss) income per diluted common share reflects any cash requirements for such replacements;

•	They are not adjusted for all noncash income or expense items that are reflected in our statements of cash flows; and
•	Other companies in our industry may calculate these measures differently than we do, limiting their usefulness as comparative measures.

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2017	2016 (1)	2017	2016 (1)
	(Dollars in thousands)		(Dollars in thousands)
	(Unaudited)		(Unaudited)
Reconciliation of adjusted net loss:
Net loss attributable to Textainer Group Holdings Limited common shareholders	$(9,353)	$(1,879)	$(16,327)	$(5,616)
Adjustments:
Write-off of unamortized deferred debt issuance costs and bond discounts	7,228	—	7,228	—
Unrealized losses (gains) on interest rate swaps, collars and caps, net	1,232	5,022	(1,062)	16,199
Impact of reconciling items on income tax expense	(142)	(61)	(104)	(266)
Impact of reconciling items on net (loss) income attributable to the noncontrolling interests	(160)	(545)	3	(1,758)
Adjusted net (loss) income	$(1,195)	$2,537	$(10,262)	$8,559
Reconciliation of adjusted net (loss) income per diluted common share:
Net loss attributable to Textainer Group Holdings Limited common shareholders per diluted common share	$(0.16)	$(0.03)	$(0.29)	$(0.10)
Adjustments:
Write-off of unamortized deferred debt issuance costs and bond discounts	0.13	—	0.13	—
Unrealized losses (gains) on interest rate swaps, collars and caps, net	0.01	0.08	(0.02)	0.28
Impact of reconciling items on income tax expense	—	—	—	—
Impact of reconciling items on net (loss) income attributable to the noncontrolling interests	—	(0.01)	—	(0.03)
Adjusted net (loss) income per diluted common share	$(0.02)	$0.04	$(0.18)	$0.15

(1) Certain amounts for the periods ended June 30, 2016 have been restated for immaterial corrections of identified errors pertaining to the classification of certain leases and the calculation of gains on sale of containers, net.

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2017	2016 (1)	2017	2016 (1)
	(Dollars in thousands)		(Dollars in thousands)
	(Unaudited)		(Unaudited)
Reconciliation of adjusted EBITDA:
Net loss attributable to Textainer Group Holdings Limited common shareholders	$(9,353)	$(1,879)	$(16,327)	$(5,616)
Adjustments:
Interest income	(89)	(103)	(217)	(179)
Interest expense	29,404	20,022	58,317	39,987
Write-off of unamortized deferred debt issuance costs and bond discounts	7,228	—	7,228	—
Realized losses on interest rate swaps, collars and caps, net	479	2,378	1,641	4,731
Unrealized losses (gains) on interest rate swaps, collars and caps, net	1,232	5,022	(1,062)	16,199
Income tax expense	4,767	797	5,214	817
Net (loss) income attributable to the noncontrolling interests	(139)	164	(1,240)	(172)
Depreciation expense	59,644	51,783	120,252	104,394
Container impairment	714	19,484	4,525	36,776
Amortization expense	948	1,372	1,896	2,746
Impact of reconciling items on net loss attributable to the noncontrolling interests	(3,625)	(3,826)	(6,905)	(8,234)
Adjusted EBITDA	$91,210	$95,214	$173,322	$191,449
Net cash provided by operating activities			$117,536	$144,488
Adjustments:
Bad debt expense, net			(360)	(2,986)
Amortization and write-off of unamortized deferred debt issuance costs and accretion of bond discount			(14,970)	(3,765)
Gains on sale of containers, net			9,930	1,246
Share-based compensation expense			(3,084)	(3,423)
Interest income			(217)	(179)
Interest expense			58,317	39,987
Write-off of unamortized deferred debt issuance costs and bond discounts			7,228	—
Realized losses on interest rate swaps, collars and caps, net			1,641	4,731
Income tax expense			5,214	817
Changes in operating assets and liabilities			(1,008)	18,767
Impact of reconciling items on net loss attributable to the noncontrolling interests			(6,905)	(8,234)
Adjusted EBITDA			$173,322	$191,449

(1) Certain amounts for the periods ended June 30, 2016 have been restated for immaterial corrections of identified errors pertaining to the classification of certain leases, the calculation of gains on sale of containers, net and for the adoption of Accounting Standards Update No. 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 8, 2017

Textainer Group Holdings Limited

/s/ PHILIP K. BREWER
Philip K. Brewer
President and Chief Executive Officer